UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the Month of February 2024

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Korea Electric Power Corporation (“KEPCO”) hereby announces its unaudited consolidated and separate results of operation for the fourth quarter and the year ended December 31, 2023 prepared in accordance with Korean International Financial Reporting Standards (K-IFRS) as shown below.

Disclaimer:

The financial information relating to the unaudited consolidated and separate results of operations of KEPCO for the fourth quarter and the year ended December 31, 2023 as presented below (the “Information”) has been prepared by KEPCO based on preliminary estimates and in accordance with K-IFRS. The Information has been neither audited nor reviewed by KEPCO’s independent accountants, Ernst & Young Han Young, or any other independent public accountants. The Information may differ significantly from the actual results of operations of KEPCO, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or for other purposes.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As of December 31, 2023 and 2022

(Unit : in billions of Korean Won)	2023	2022	Change
Total Assets	239,727	234,805	4,922
Total Liabilities	202,416	192,805	9,612
Total Equity	37,311	42,000	-4,690

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the fourth quarter and the year ended December 31, 2023 and 2022

(Unit : in billions of Korean Won)	2023 Oct.-Dec.	2022 Oct.-Dec.	Change	2023 Jan.-Dec.	2022 Jan.-Dec.	Change
Operating revenues	22,519	19,493	3,026	88,205	71,258	16,947
Operating income (loss)	1,884	-10,821	12,705	-4,569	-32,655	28,086
Income (Loss) before income tax	1,163	-10,803	11,966	-7,400	-33,844	26,444
Net income (loss)	1,325	-7,783	9,109	-4,657	-24,429	19,772
Net income (loss) attributable to owners of the company	1,294	-7,771	9,065	-4,762	-24,467	19,705

CONDENSED SEPARATE STATEMENTS OF FINANCIAL POSITION

As of December 31, 2023 and 2022

(Unit : in billions of Korean Won)	2023	2022	Change
Total Assets	138,674	131,024	7,650
Total Liabilities	120,181	108,963	11,218
Total Equity	18,492	22,061	-3,568

CONDENSED SEPARATE STATEMENTS OF COMPREHENSIVE INCOME

For the fourth quarter and the year ended December 31, 2023 and 2022

(Unit : in billions of Korean Won)	2023 Oct.-Dec.	2022 Oct.-Dec.	Change	2023 Jan.-Dec.	2022 Jan.-Dec.	Change
Operating revenues	21,932	18,833	3,100	85,826	68,952	16,874
Operating income (loss)	1,402	-9,961	11,363	-6,504	-33,909	27,405
Income (Loss) before income tax	4,335	-10,547	14,883	-5,141	-34,658	29,518
Net income (loss)	3,593	-7,911	11,504	-3,415	-25,298	21,883

The figures may not add up to the relevant total numbers due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Park, WooGun
Name: Park, WooGun
Title: Vice President

Date: February 23, 2024